Exhibit 3.16

FIRST AMENDMENT
TO THE
OPERATING AGREEMENT
OF
MINISTRY PARTNERS INVESTMENT COMPANY, LLC

This is the First Amendment (the “Amendment”), dated February 11, 2010, to the Operating Agreement of Ministry Partners Investment Company, LLC, a California limited liability company (the "Company"), entered into by and among the Company and each of the Class A Members a party thereto (each a “Member” and collectively, the “Members”).

BACKGROUND INFORMATION

On February 11, 2010, a majority of all of the managers (the “Managers”) of the Company, and no less than fifty-one percent (51%) of the Class A Members present at the annual meeting of the Company, adopted this First Amendment to the Operating Agreement for the Company (the "Operating Agreement").  Accordingly, the parties agree as follows:

OPERATIVE PROVISIONS

1.           Election and Term of Managers.  Section 4.6 of the Operating Agreement is hereby deleted in its entirety and replaced with the following:

“4.6.  Election and Term.  The Managers shall be divided into three classes, consisting of Class I, Class II and Class III Managers.  Each class shall consist, as nearly as may be feasible, of one-third of the total number of Managers that will manage, direct and supervise the business and affairs of the Company.

At the 2010 annual meeting of the Class A Members, Class I Managers shall be elected for a one year term, Class II Managers for a two year term and Class III Managers for a three year term.  At each succeeding annual meeting of Class A Members beginning in 2011, successors to the class of managers whose term expires at such annual meeting shall be elected for a three year term.  If the number of Managers is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Managers in each class as nearly equal as possible, and any additional Manager of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of such class.  No decrease in the number of Managers shall cause the term of a Manager to be shortened.  A Manager shall hold office until the annual meeting of Class A Members for the year in which such Manager’s term expires and until a successor is elected and qualified; subject, however, to the Manager’s prior death, resignation, retirement, disability, disqualification or removal from office.  Only persons that are nominated by the Managers shall be eligible for election as a Manager; provided, however, that the Managers shall be authorized to appoint a Nominations Committee in accordance with the provisions of Section 4.15 herein to select the nominees for election as a Manager.”

2.           Ratification of Operating Agreement.   Except as set forth above, all other terms and conditions of the Operating Agreement shall remain in full force and effect.

This First Amendment was approved by a majority of the Company’s Class A Members at the annual meeting of Class A Members held on February 11, 2010.

CERTIFICATION OF SECRETARY
The undersigned secretary of Ministry Partners Investment Company, LLC hereby certifies that the First Amendment to the Operating Agreement of the Company attached hereto was adopted by the Class A Members of the Company at the 2010 annual meeting of Class A Members effective as of the 11th day of February, 2010.

/s/ Van C. Elliot
Van C. Elliott, Secretary